Exhibit 99.1

Page
Interim Condensed Consolidated Statements of Financial Position as at September 30, 2023 and December 31, 2022	F-2
Interim Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) for the three and nine months ended September 30, 2023 and 2022	F-3
Interim Condensed Consolidated Statements of Changes in Equity (Deficit) for the three and nine months ended September 30, 2023 and 2022	F-4
Interim Condensed Consolidated Statements of Cash Flows for the three and nine months ended September 30, 2023 and 2022	F-6
Notes to the Interim Condensed Consolidated Financial Statements	F-7

Mogo Inc.

Interim Condensed Consolidated Statements of Financial Position

(Unaudited)

(Expressed in thousands of Canadian Dollars)

	Note	September 30, 2023	December 31, 2022
Assets
Cash and cash equivalent		17,715	29,268
Restricted cash		1,566	1,578
Loans receivable, net	4	58,698	56,841
Prepaid expenses, and other receivables and assets		15,360	12,391
Investment portfolio	15	24,464	12,520
Investment accounted for using the equity method	14	—	24,989
Property and equipment	5	391	1,101
Right-of-use assets		695	2,622
Investment in sublease, net		1,201	—
Intangible assets	6	37,878	41,829
Goodwill		38,355	38,355
Total assets		196,323	221,494

Liabilities
Accounts payable, accruals and other		23,430	20,982
Lease liabilities		2,840	3,280
Credit facility	7	47,007	46,180
Debentures	8	36,555	38,266
Derivative financial liabilities	9	71	419
Deferred tax liability		1,126	1,481
Total liabilities		111,029	110,608

Equity
Share capital	17a	390,248	391,243
Contributed surplus		34,923	33,025
Foreign currency translation reserve		460	559
Deficit		(340,337)	(313,941)
Total equity		85,294	110,886
Total equity and liabilities		196,323	221,494

Approved on Behalf of the Board

Signed by “Greg Feller” , Director

Signed by “Christopher Payne” , Director

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Mogo Inc.

Interim Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

(Unaudited)

(Expressed in thousands of Canadian Dollars, except per share amounts)

		Three months ended		Nine months ended
	Note	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Revenue
Subscription and services		9,519	10,405	28,598	31,398
Interest revenue		6,661	6,852	19,466	20,405
	10a	16,180	17,257	48,064	51,803
Cost of revenue
Provision for loan losses, net of recoveries	4	3,781	4,418	9,345	11,506
Transaction costs		1,012	2,004	3,521	5,800
		4,793	6,422	12,866	17,306
Gross profit		11,387	10,835	35,198	34,497
Operating expenses
Technology and development		2,547	3,186	8,395	9,834
Marketing		954	2,061	2,239	10,173
Customer service and operations		2,593	3,446	8,226	11,050
General and administration		3,227	4,941	11,410	15,916
Stock-based compensation	17c	804	1,691	1,898	7,877
Depreciation and amortization	5,6	2,105	3,144	6,682	9,470
Total operating expenses	11	12,230	18,469	38,850	64,320
Loss from operations		(843)	(7,634)	(3,652)	(29,823)
Other expenses (income)
Credit facility interest expense	7	1,521	1,305	4,469	3,277
Debenture and other financing expense	8,18	768	789	2,377	2,446
Accretion related to debentures	8	228	313	735	934
Share of loss in investment accounted for using the equity method	14	—	6,612	2,972	20,941
Revaluation loss	12	5,480	2,146	3,972	4,395
Impairment of investment accounted for using the equity method		—	—	5,295	26,749
Other non-operating expense	13	787	1,287	3,245	2,421
		8,784	12,452	23,065	61,163
Net loss before tax		(9,627)	(20,086)	(26,717)	(90,986)
Income tax recovery		(123)	(90)	(321)	(249)
Net loss		(9,504)	(19,996)	(26,396)	(90,737)
Other comprehensive income:
Items that will not be reclassified subsequently to profit or loss:
Unrealized revaluation loss on digital assets		—	—	—	(468)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency transaction reserve (loss) gain		21	106	(99)	884
Other comprehensive (loss) income		21	106	(99)	416
Total comprehensive loss		(9,483)	(19,890)	(26,495)	(90,321)
Net loss per share
Basic loss per share		(0.38)	(0.79)	(1.06)	(3.56)
Diluted loss per share		(0.38)	(0.79)	(1.06)	(3.56)
Weighted average number of basic common shares (in 000s)		24,789	25,318	24,923	25,488
Weighted average number of fully diluted common shares (in 000s)		24,789	25,318	24,923	25,488

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Mogo Inc.

Interim Condensed Consolidated Statements of Changes in Equity (Deficit)

(Unaudited)

(Expressed in thousands of Canadian Dollars, except share amounts)

	Number of shares, net of treasury shares (000s)	Share capital	Contributed surplus	Revaluation reserve	Foreign currency translation reserve	Deficit	Total
Balance, December 31, 2022	24,892	391,243	33,025	—	559	(313,941)	110,886
Net loss	—	—	—	—	—	(26,396)	(26,396)
Purchase of common shares for cancellation (Note 17a)	(254)	(751)	—	—	—	—	(751)
Cancellation of replacement awards	(3)	—	—	—	—	—	—
Foreign currency translation reserve	—	—	—	—	(99)	—	(99)
Stock-based compensation (Note 17c)	—	—	1,891	—	—	—	1,891
Warrants issued for broker services (Note 17 e)	—	—	7	—	—	—	7
Treasury shares reserve (Note 17 b)	(90)	(244)	—	—	—	—	(244)
Balance, September 30, 2023	24,545	390,248	34,923	—	460	(340,337)	85,294

	Number of shares, net of treasury shares (000s)	Share capital	Contributed surplus	Revaluation reserve	Foreign currency translation reserve	Deficit	Total
Balance, June 30, 2023	24,769	390,892	34,119	—	439	(330,833)	94,617
Net loss	—	—	—	—	—	(9,504)	(9,504)
Purchase of common shares for cancellation (Note 17a)	(135)	(400)	—	—	—	—	(400)
Foreign currency translation reserve	—	—	—	—	21	—	21
Stock-based compensation (Note 17c)	—	—	797	—	—	—	797
Warrants issued for broker services (Note 17 e)	—	—	7	—	—	—	7
Treasury shares reserve (Note 17 b)	(89)	(244)	—	—	—	—	(244)
Balance, September 30, 2023	24,545	390,248	34,923	—	460	(340,337)	85,294

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Mogo Inc.

Interim Condensed Consolidated Statements of Changes in Equity (Deficit)

(Unaudited)

(Expressed in thousands of Canadian Dollars, except share amounts)

	Number of shares, net of treasury shares (000s)	Share capital	Contributed surplus	Revaluation reserve	Foreign currency translation reserve	Deficit	Total
Balance, December 31, 2021	25,464	392,628	24,486	468	458	(148,263)	269,777
Net loss	—	—	—	—	—	(90,737)	(90,737)
Purchase of common shares for cancellation	(267)	(955)	—	—	—	—	(955)
Cancellation of replacement awards	(1)	—	—	—	—	—	—
Foreign currency translation reserve	—	—	—	—	884	—	884
Revaluation reserve	—	—	—	(468)	—	—	(468)
Stock-based compensation (Note 17c)	—	—	7,877	—	—	—	7,877
Options and RSUs exercised or converted	21	136	(68)	—	—	—	68
Balance, September 30, 2022	25,217	391,809	32,295	—	1,342	(239,000)	186,446

	Number of shares, net of treasury shares (000s)	Share capital	Contributed surplus	Revaluation reserve	Foreign currency translation reserve	Deficit	Total
Balance, June 30, 2022	25,217	391,809	30,604	—	1,236	(219,004)	204,645
Net loss	—	—	—	—	—	(19,996)	(19,996)
Foreign currency translation reserve	—	—	—	—	106	—	106
Stock-based compensation (Note 17c)	—	—	1,691	—	—	—	1,691
Balance, September 30, 2022	25,217	391,809	32,295	—	1,342	(239,000)	186,446

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Mogo Inc.

Interim Condensed Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in thousands of Canadian Dollars)

		Three months ended		Nine months ended
Cash provided by (used in) the following activities:	Note	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Operating activities
Net loss		(9,504)	(19,996)	(26,396)	(90,737)
Items not affecting cash and other items:
Depreciation and amortization	5,6	2,105	3,144	6,682	9,470
Provision for loan losses	4	3,933	4,570	9,926	12,001
Credit facility interest expense	7	1,521	1,305	4,469	3,277
Debenture and other financing expense	8,18	768	789	2,377	2,446
Accretion related to debentures	8	228	313	735	934
Share of loss in investment accounted for using the equity method	14	—	6,612	2,972	20,941
Stock-based compensation expense	17c	804	1,691	1,898	7,877
Revaluation loss	12	5,480	2,146	3,972	4,395
Impairment of investment using the equity method	14	—	—	5,295	26,749
Other non-operating expense	13	10	1,100	1,821	1,177
Income tax recovery		(123)	(90)	(321)	(249)
		5,222	1,584	13,430	(1,719)
Changes in:
Net issuance of loans receivable		(6,773)	(4,148)	(11,780)	(14,579)
Prepaid expenses, and other receivables and assets		(1,663)	61	(3,230)	(4,261)
Accounts payable, accruals and other		2,216	(1,034)	1,597	298
Restricted cash		(576)	(219)	12	134
Net investment in sub-lease		3	—	3	—
		(1,571)	(3,756)	32	(20,127)
Interest paid		(2,607)	(1,847)	(6,964)	(5,470)
Income taxes paid		24	(13)	(35)	(60)
Net cash used in operating activities		(4,154)	(5,616)	(6,967)	(25,657)

Investing activities
Investment in intangible assets	6	(650)	(1,814)	(2,235)	(6,251)
Cash invested in investment portfolio	15	—	—	—	(1,837)
Proceeds from sale of investments		139	—	139	—
Purchases of property and equipment	5	—	(64)	(8)	(406)
Net cash used in investing activities		(511)	(1,878)	(2,104)	(8,494)

Financing activities
Lease liabilities – principal payments		(149)	(180)	(441)	(525)
Repayments on debentures	8	(534)	(532)	(2,149)	(1,503)
Net advances on credit facility	7	2,279	—	827	2,548
Repurchase of common shares	17a	(329)	—	(680)	(955)
Proceeds from exercise of options		—	—	—	74
Net cash provided by (used in) financing activities		1,267	(712)	(2,443)	(361)

Effect of exchange rate fluctuations on cash and cash equivalents		20	(232)	(39)	782
Net decrease in cash and cash equivalent		(3,378)	(8,438)	(11,553)	(33,730)
Cash and cash equivalent, beginning of period		21,093	42,470	29,268	67,762
Cash and cash equivalent, end of period		17,715	34,032	17,715	34,032

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2023 and 2022

1.
Nature of operations

Mogo Inc. (“Mogo” or the "Company") was continued under the Business Corporations Act (British Columbia) on June 21, 2019 in connection with the combination with Mogo Finance Technology Inc. The address of the Company's registered office is Suite 1700, Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8. The Company’s common shares (the “Common Shares”) are listed on the Toronto Stock Exchange (“TSX”) and the Nasdaq Capital Market under the symbol “MOGO”.

Mogo, one of Canada’s leading digital finance companies, is empowering its members with simple digital solutions to help them build wealth and achieve financial freedom. Mogo’s stock trading app, MogoTrade, offers Canadians the simplest and lowest cost way to invest while making a positive impact with every investment. Together with Moka, Mogo’s wholly-owned subsidiary bringing automated, fully-managed flat-fee investing to Canadians, they form the heart of Mogo’s digital wealth platform. Mogo also offers digital loans and mortgages. Through Mogo’s wholly-owned subsidiary, Carta Worldwide, the Company also offer a digital payments platform that powers next-generation card programs for both established global corporations and innovative fintech companies in Europe and Canada. To learn more, please visit mogo.ca.

On August 14, 2023, the Company completed a share consolidation of its share capital on the basis of one post-consolidation common share of Mogo for each three pre-consolidation common shares of Mogo (the "Share Consolidation"). Outstanding stock options and outstanding warrants were similarly adjusted by the Share Consolidation ratio. The Share Consolidation resulted in 74,610,924 pre-consolidation common shares issued and outstanding on August 11, 2023, being consolidated into 24,870,308 post-consolidation common shares on August 14, 2023. In accordance with the Share Consolidation, all common shares and per-share amounts disclosed herein reflect the post-Share Consolidation shares unless otherwise specified.

2.
Basis of presentation

Statement of compliance

These interim condensed consolidated financial statements for the nine months ended September 30, 2023, have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board and should be read in conjunction with the Company's last annual consolidated financial statements as at and for the year ended December 31, 2022. They do not include all of the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company's financial position and performance since the last annual financial statements.

The Company presents its interim condensed consolidated statements of financial position on a non-classified basis in order of liquidity.

These interim condensed consolidated financial statements were authorized by the Board of Directors (the “Board”) to be issued on November 9, 2023.

These interim condensed financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due in the normal course.

Management routinely plans future activities which includes forecasting future cash flows. Management has reviewed their plan and has collectively formed a judgment that the Company has adequate resources to continue as a going concern for the foreseeable future, which management has defined as being at least the next 12 months. In arriving at this judgment, management has considered the following: (i) cash flow projections of the

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2023 and 2022

2.
Basis of presentation (Continued from previous page)

company, which incorporates a rolling forecast and detailed cash flow modeling through the next 12 months from the date of these interim condensed consolidated financial statements, and (ii) the base of investors and debt lenders historically available to the Company. The expected cash flows have been modeled based on anticipated revenue and profit streams with debt programmed into the model. Refer to Notes 7, 8, and 16 for details on amounts that may come due in the next 12 months.

For these reasons, the Company continues to adopt a going concern basis in preparing the interim condensed consolidated financial statements.

Functional and presentation currency

These interim condensed consolidated financial statements are presented in Canadian dollars. The functional currency of each subsidiary is determined based on the currency of the primary economic environment in which that subsidiary operates. The functional currency of each subsidiary that is not in Canadian dollars is as follows: Carta Financial Services Ltd. (GBP), Carta Solutions Processing Services Cyprus Ltd. (EUR), Carta Solutions Processing Services Corp. (MAD), Carta Solutions Singapore PTE. Ltd. (SGD), Carta Americas Inc. (USD), Moka Financial Technologies Europe (EUR), Moka Asset Management Europe B.V. (EUR), and Tactex Advisors Inc. (USD).

3.
Significant accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2022.

Significant accounting judgements, estimates and assumptions

The preparation of the interim condensed consolidated financial statements requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amount of revenues and expenses during the period. Except as described below, the critical accounting estimates and judgments have been set out in the notes to the Company’s consolidated financial statements for the year ended December 31, 2022.

a)
Leases

Subleases

For subleases classified as a finance lease, the Company de-recognizes the right-of-use asset relating to the head lease and recognizes a net investment in the sublease. Any difference between the right-of-use asset and the net investment in the finance sublease is recognized in profit or loss. The Company measures the net investment in the finance lease at an amount equal to the present value of the lease payments of the underlying right-of-use asset. The net investment in the finance lease is depreciated on a straight-line basis over the lease term.

New and amended standards and interpretations

Certain new or amended standards and interpretations became effective on January 1, 2023, but do not have an impact on the interim condensed consolidated financial statements of the Company. The Company has not adopted any standards or interpretations that have been issued but are not yet effective.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2023 and 2022

4.
Loans receivable

Loans receivable represent unsecured installment loans and lines of credit advanced to customers in the normal course of business. Current loans are defined as loans to customers with terms of one year or less, while non-current loans are those with terms exceeding one year. The breakdown of the Company’s gross loans receivable as at September 30, 2023 and December 31, 2022 are as follows:

	As at
	September 30, 2023	December 31, 2022
Current (terms of one year or less)	70,500	69,693
Non-current (terms exceeding one year)	185	221
	70,685	69,914

The following table provides a breakdown of gross loans receivable and allowance for loan losses by aging bucket, which represents our assessment of credit risk exposure and by their IFRS 9 – Financial Instruments expected credit loss measurement stage. The entire loan balance of a customer is aged in the same category as its oldest individual past due payment, to align with the stage groupings used in calculating the allowance for loan losses under IFRS 9. Stage 3 gross loans receivable include net balances outstanding and still anticipated to be collected for loans previously charged off and these are carried in gross receivables at the net expected collectible amount with no associated allowance.

		As at September 30, 2023
Risk Category	Days past due	Stage 1	Stage 2	Stage 3	Total
Strong	Not past due	57,025	—	—	57,025
Lower risk	1-30 days past due	3,021	318	—	3,339
Medium risk	31-60 days past due	—	1,360	—	1,360
Higher risk	61-90 days past due	—	1,302	—	1,302
Non-performing	91+ days past due or bankrupt	—	—	7,659	7,659
	Gross loans receivable	60,046	2,980	7,659	70,685
	Allowance for loan losses	(6,204)	(1,166)	(4,617)	(11,987)
	Loans receivable, net	53,842	1,814	3,042	58,698

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2023 and 2022

4.
Loans receivable (Continued from previous page)

		As at December 31, 2022
Risk Category	Days past due	Stage 1	Stage 2	Stage 3	Total
Strong	Not past due	55,087	—	—	55,087
Lower risk	1-30 days past due	2,903	—	—	2,903
Medium risk	31-60 days past due	—	1,211	—	1,211
Higher risk	61-90 days past due	—	898	—	898
Non-performing	91+ days past due or bankrupt	—	—	9,815	9,815
	Gross loans receivable	57,990	2,109	9,815	69,914
	Allowance for loan losses	(5,794)	(1,239)	(6,040)	(13,073)
	Loans receivable, net	52,196	870	3,775	56,841

In determination of the Company’s allowance for loan losses, internally developed models are used to factor in credit risk related metrics, including the probability of defaults, the loss given default and other relevant risk factors. Management also considered the impact of key macroeconomic factors and determined that historic loan losses are most correlated with unemployment rate, inflation rate, bank prime rate and GDP growth rate. These macroeconomic factors were used to generate various forward-looking scenarios used in the calculation of allowance for loan losses. If management were to assign 100% probability to a pessimistic scenario forecast, the allowance for credit losses would have been $1,021 higher than the reported allowance for credit losses as at September 30, 2023 (December 31, 2022 – $1,222 higher).

Overall changes in the allowance for loan losses are summarized below:

	Three months ended		Nine months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022

Balance, beginning of the period	11,321	12,048	13,073	9,813
Provision for loan losses
Originations	778	541	1,691	1,832
Repayments	(202)	(220)	(718)	(703)
Re-measurement	3,357	4,249	8,953	10,872
Charge offs	(3,267)	(3,461)	(11,012)	(8,657)
Balance, end of the period	11,987	13,157	11,987	13,157

The provision for loan losses in the interim condensed consolidated statements of operations and comprehensive income (loss) is recorded net of recoveries for the three and nine months ended September 30, 2023 of $152 and $581, respectively (September 30, 2022 – $152 and $495, respectively).

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2023 and 2022

5.
Property and equipment

	Computer equipment	Furniture and fixtures	Leasehold improvements	Total
Cost
Balance, December 31, 2021	2,823	1,212	2,055	6,090
Additions	455	—	—	455
Impairment	(125)	—	—	(125)
Effects of movement in exchange rate	22	(2)	—	20
Balance, December 31, 2022	3,175	1,210	2,055	6,440
Additions	8	—	—	8
Impairment	(239)	(212)	—	(451)
Disposals	(1,864)	(989)	(2,055)	(4,908)
Effects of movement in exchange rate	12	2	—	14
Balance, September 30, 2023	1,092	11	—	1,103

Accumulated depreciation
Balance, December 31, 2021	1,947	902	2,055	4,904
Depreciation	403	69	—	472
Impairment	(37)	—	—	(37)
Balance, December 31, 2022	2,313	971	2,055	5,339
Depreciation	241	27	—	268
Disposals	(1,864)	(989)	(2,055)	(4,908)
Effects of movement in exchange rate	13	—	—	13
Balance, September 30, 2023	703	9	—	712

Net book value
Balance, December 31, 2022	862	239	—	1,101
Balance, September 30, 2023	389	2	—	391

Depreciation of $64 and $268 for the three and nine months ended September 30, 2023, respectively (September 30, 2022 – $122 and $349, respectively) for property and equipment is included in depreciation and amortization in the interim condensed consolidated statements of operations and comprehensive income (loss).

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2023 and 2022

6.
Intangible assets

	Internally generated– completed	Internally generated– in progress	Software licenses	Acquired technology assets	Customer relationships	Brand	Regulatory licenses	Total
Cost
Balance, December 31, 2021	44,640	2,998	3,976	21,000	8,900	1,000	6,800	89,314
Additions	201	7,281	—	—	—	—	—	7,482
Impairment	(18,440)	—	—	—	—	—	—	(18,440)
Transfers	3,132	(3,132)	—	—	—	—	—	—
Effects of movement in exchange rate	—	—	(3)	—	—	—	—	(3)
Balance, December 31, 2022	29,533	7,147	3,973	21,000	8,900	1,000	6,800	78,353
Additions	—	2,235	—	—	—	—	—	2,235
Impairment	—	—	(10)	—	—	—	—	(10)
Disposals	(13,597)	—	(2,599)	—	—	—	—	(16,196)
Transfers	8,131	(8,131)	—	—	—	—	—	—
Effects of movement in exchange rate	—	—	(29)	—	—	—	—	(29)
Balance, September 30, 2023	24,067	1,251	1,335	21,000	8,900	1,000	6,800	64,353

Accumulated amortization
Balance, December 31, 2021	29,510	—	3,464	1,722	1,427	—	887	37,010
Amortization	6,759	—	148	2,100	1,066	—	1,360	11,433
Impairment	(11,919)	—	—	—	—	—	—	(11,919)
Balance, December 31, 2022	24,350	—	3,612	3,822	2,493	—	2,247	36,524
Amortization	2,661	—	81	1,575	799	—	1,020	6,136
Disposals	(13,620)	—	(2,599)	—	—	—	—	(16,219)
Effects of movement in exchange rate	—	—	34	—	—	—	—	34
Balance, September 30, 2023	13,391	—	1,128	5,397	3,292	—	3,267	26,475

Net book value
Balance, December 31, 2022	5,183	7,147	361	17,178	6,407	1,000	4,553	41,829
Balance, September 30, 2023	10,676	1,251	207	15,603	5,608	1,000	3,533	37,878

Amortization of intangible assets of $2,015 and $6,136 for the three and nine months ended September 30, 2023, respectively (September 30, 2022 – $2,899 and $8,667, respectively) is included in depreciation and amortization in the interim condensed consolidated statements of operations and comprehensive income (loss).

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2023 and 2022

7.
Credit facility

The credit facility consists of a $60,000 senior secured credit facility maturing on July 2, 2025. The credit facility is subject to variable interest rates that reference the Secured Overnight Financing Rate (“SOFR”), or under certain conditions, the Federal Funds Rate in effect. On December 16, 2021, the Company amended its credit facility to lower the effective interest rate from a maximum of LIBOR plus 9% (with a LIBOR floor of 1.5%) to LIBOR plus 8% with no floor, which was updated in June 2023, following the cessation of the USD LIBOR publication, to SOFR plus 8% with no floor. There is a 0.33% fee on the available but undrawn portion of the $60,000 facility. The principal and interest balance outstanding for the credit facility as at September 30, 2023 was $47,007 (December 31, 2022 – $46,180). Refer to Note 16 for details on the reform of major interest rate benchmarks.

The credit facility is subject to certain covenants and events of default. As at September 30, 2023 and December 31, 2022, the Company was in compliance with these covenants. Interest expense on the credit facility for the three and nine months ended September 30, 2023 of $1,521 and $4,469, respectively (September 30, 2022 – $1,305 and $3,277 respectively) is included in credit facility interest expense in the interim condensed consolidated statements of operations and comprehensive income (loss).

The Company has provided its senior lenders with a general security interest in all present and after acquired personal property of the Company, including certain pledged financial instruments, cash and cash equivalents.

8.
Debentures

The Company's debentures with maturity dates of July 2, 2025 pay interest at a coupon rate between 8 - 10% per annum. Payments of interest and principal are made to debenture holders on a quarterly basis on the first business day following the end of a calendar quarter, at the Company's option either in cash or Common shares.

The Company’s debentures balance includes the following:

	As at
	September 30, 2023	December 31, 2022
Principal balance	37,460	39,658
Discount	(1,611)	(2,118)
	35,849	37,540
Interest payable	706	726
	36,555	38,266

The Debentures are secured by the assets of the Company, governed by the terms of a trust deed and, among other things, are subject to a subordination agreement to the credit facility which effectively extends the individual maturity dates of such debentures between January 2024 and June 2025 to July 2, 2025, being the maturity date of the credit facility.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2023 and 2022

8.
Debentures (Continued from previous page)

The debenture principal repayment dates, after giving effect to the subordination agreement referenced above, are as follows:

	Principal component of quarterly payment	Principal due on maturity	Total
2023	530	—	530
2024	2,188	—	2,188
2025	1,736	33,006	34,742
	4,454	33,006	37,460

The debenture principal repayments are payable in either cash or Common Shares, at Mogo’s option. The number of Common Shares required to settle the principal repayments is variable based on the Company's share price at the repayment date.

9.
Derivative financial liabilities

On February 24, 2021, in connection with a registered direct offering, the Company issued stock warrants to investors to purchase up to an aggregate of 891,089 Common Shares at an exercise price of US$33.00 at any time prior to three and a half years following the date of issuance.

On December 13, 2021, as part of a registered direct offering, the Company issued stock warrants to investors to purchase up to an aggregate of 1,018,519 Common Shares at an exercise price of US$14.10 at any time prior to three and a half years following the date of issuance.

The stock warrants are classified as a liability under IFRS by the sole virtue of their exercise price being denominated in USD. As such, the warrants are subject to revaluation under the Black Scholes model at each reporting date, with gains and losses recognized to the interim condensed consolidated statements of operations and comprehensive income (loss). The stock warrants are classified as a derivative liability, and not equity, due to the exercise price being denominated in USD, which is different than the Company's functional currency.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2023 and 2022

9.
Derivative financial liabilities (Continued from previous page)

In the event that these warrants are fully exercised, the Company would receive cash proceeds of US$43,767, with the balance of the liability reclassified to equity at that time. If the warrants were to expire unexercised, then the liability would be extinguished through a gain in the interim condensed consolidated statements of operations and comprehensive income (loss).

	As at
	September 30, 2023	December 31, 2022
Balance, beginning of the period	419	12,688
Change in fair value due to revaluation of derivative financial liabilities	(343)	(12,558)
Change in fair value due to foreign exchange	(5)	289
Balance, end of the period	71	419

The change in fair value due to revaluation of derivative financial liabilities for the three and nine months ended September 30, 2023 was a gain of $141 and $343, respectively (September 30, 2022 – gain of $90 and $11,196, respectively). Change in fair value due to foreign exchange for the three and nine months ended September 30, 2023 was a loss of $5 and gain of $5, respectively (September 30, 2022 – loss of $145 and $306, respectively).

Details of the derivative financial liabilities as at September 30, 2023 are as follows:

	Warrants outstanding and exercisable (000s)	Weighted average exercise price $
Balance, December 31, 2021	1,910	29.06
Warrants issued	—	—
Balance, December 31, 2022	1,910	29.06
Warrants issued	—	—
Balance, September 30, 2023	1,910	29.06

The 1,909,608 warrants outstanding noted above have expiry dates of August 2024 and June 2025.

The fair value of the warrants outstanding was estimated using the Black-Scholes option pricing model with the following assumptions:

	As at
	September 30, 2023	December 31, 2022
Risk-free interest rate	5.03 - 5.46%	4.41%
Expected life	0.9 - 1.7 years	1.6 - 2.5 years
Expected volatility in market price of shares	78 - 86%	89 - 106%
Expected dividend yield	0%	0%
Expected forfeiture rate	0%	0%

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2023 and 2022

10.
Geographic information
(a)
Revenue

Revenue presented below has been based on the geographic location of customers.

	Three months ended		Nine months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Canada	14,578	15,550	43,395	46,318
Europe	1,602	1,521	4,669	4,942
Other	—	186	—	543
Total	16,180	17,257	48,064	51,803

(b)
Non-current assets

Non-current assets presented below has been based on geographic location of the assets.

	As at
	September 30, 2023	December 31, 2022
Canada	78,072	120,317
Europe	372	433
Other	76	887
Total	78,520	121,637

11.
Expense by nature and function

The following table summarizes the Company’s operating expenses by nature:

	Three months ended		Nine months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Personnel expense	4,524	6,688	15,486	22,868
Depreciation and amortization	2,105	1,886	6,682	9,478
Hosting and software licenses	1,298	3,144	4,129	9,470
Marketing	917	1,737	2,065	4,895
Stock-based compensation	804	1,691	1,898	7,877
Professional services	657	752	2,056	2,605
Insurance and licenses	454	858	1,582	2,319
Credit verification costs	372	323	1,130	898
Premises	287	541	954	1,363
Others	812	849	2,868	2,547
Total	12,230	18,469	38,850	64,320

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2023 and 2022

11.
Expense by nature and function (Continued from previous page)

The following table summarizes the Company’s operating expenses by function including stock-based compensation and depreciation and amortization:

	Three months ended		Nine months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Technology and development	3,983	6,819	12,325	21,251
Marketing	977	2,101	2,275	10,377
Customer service and operations	2,750	3,858	8,883	12,775
General and administration	4,520	5,691	15,367	19,917
Total	12,230	18,469	38,850	64,320

12.
Revaluation loss

	Three months ended		Nine months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Change in fair value due to revaluation of derivative financial asset	—	894	—	7,866
Change in fair value due to revaluation of derivative financial liabilities	(141)	(90)	(343)	(11,196)
Realized loss on investment portfolio	423	—	423	—
Unrealized loss on investment portfolio	5,118	1,853	3,962	6,780
Unrealized (gain) loss on digital assets	—	(116)	—	503
Unrealized loss (gain) on debentures	80	—	(195)	—
Realized exchange loss	3	—	34	—
Unrealized exchange (gain) loss	(3)	(395)	91	442
Total	5,480	2,146	3,972	4,395

13.
Other non-operating expense

	Three months ended		Nine months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Government grants	—	(1)	—	(92)
Restructuring charges	759	1,279	3,030	1,872
Acquisition costs and other	28	9	215	641
Total	787	1,287	3,245	2,421

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2023 and 2022

14.
Investment accounted for using the equity method

During the year ended December 31, 2021, the Company completed its strategic investment in Coinsquare Ltd. (“Coinsquare”), one of Canada’s leading digital asset trading platforms, pursuant to which Mogo acquired 12,518,473 Coinsquare common shares.

On July 10, 2023, Coinsquare, WonderFi Technologies Inc. ("WonderFi") and CoinSmart Financial Inc. ("CoinSmart") completed a business combination to merge their respective businesses. Before the execution of the WonderFi Transaction, Mogo received 1,353,770 shares of FRNT Financial Inc and 89,429 shares of Mogo from Coinsquare. As part of the transaction, Mogo exchanged its 12,518,473 shares in Coinsquare for 86,962,640 shares of WonderFi. Immediately prior to the transaction Mogo owned 34% of Coinsquare. Following the closing of the transaction, Mogo owns approximately 14% of the combined company, which is traded on the TSX under the ticker WNDR.TO. In addition, as Mogo has less than 20% ownership of WonderFi, the Company no longer has significant influence over its investment such that it has changed the classification of its investment from investment in associate accounted for using the equity method to investment measured at fair value through profit and loss. Furthermore, Mogo Technology Inc. ("MTI") is no longer responsible for guaranteeing Coinsquare Capital Markets Ltd's obligations to its clients up to the amount of MTI's regulatory capital.

Share of income (loss) in investment accounted for using the equity method was $nil and a loss of $2,972 for the three and nine months ended September 30, 2023, respectively (September 30, 2022 – loss of $6,612 and $20,941, respectively).

	As at
	September 30, 2023	December 31, 2022
Balance, beginning of the period	24,989	103,821
Share of loss in investment accounted for using the equity method:
Share of investee's loss	(2,972)	(23,496)
Gain from dilution of interest in associate	—	2,927
Impairment	(5,295)	(58,263)
Revaluation gain	97	—
Distributions received	(731)	—
Transfer to investments measured at FVTPL	(16,088)	—
Balance, end of the period	—	24,989

The Company compared the carrying value of the investment against the fair value amount that was determined using the fair value of considerations in shares received on July 10, 2023 as part of the merger. The fair value amount of the investment in Coinsquare was $16,819 as at July 10, 2023. During the three months ended September 30, 2023, the Company recognized a gain upon disposal of its equity method investment in the amount of $97 (September 30, 2022 – nil).

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2023 and 2022

15.
Fair value of financial instruments

The fair value of a financial instrument is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants which takes place in the principal (or most advantageous) market at the measurement date. The fair value of a liability reflects its non-performing risk. Assets and liabilities recorded at fair value in the consolidated statements of financial position are measured and classified in a hierarchy consisting of three levels for disclosure purposes. The three levels are based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset or liability's classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. The input levels are defined as follows:

•
Level 1: Unadjusted quoted prices in an active market for identical assets and liabilities.
•
Level 2: Quoted prices in markets that are not active or inputs that are derived from quoted prices of similar (but not identical) assets or liabilities in active markets.
•
Level 3: Unobservable inputs that are supported by little or no market activity and are significant to the estimated fair value of the assets or liabilities.

(a) Valuation process

The Company maximizes the use of quoted prices from active markets, when available. A market is regarded as active if transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis. Where independent quoted market prices are not available, the Company uses quoted market prices for similar instruments, other third-party evidence or valuation techniques.

The fair value of financial instruments determined using valuation techniques include the use of recent arm’s length transactions and discounted cash flow analysis for investments in unquoted securities, discounted cash flow analysis for derivatives, third-party pricing models or other valuation techniques commonly used by market participants and utilize independent observable market inputs to the maximum extent possible.

The use of valuation techniques to determine the fair value of a financial instrument requires management to make assumptions such as the amount and timing of future cash flows and discount rates and incorporate the Company’s estimate of assumptions that a market participant would make when valuing the instruments.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2023 and 2022

15.
Fair value of financial instruments (Continued from previous page)

(b) Accounting classifications and fair values

The following table shows the carrying amount and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. During the three months ended September 30, 2023, there have not been any transfers between fair value hierarchy levels.

		Carrying amount				Fair value
As at September 30, 2023	Note	FVTPL	Financial asset at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Investment portfolio		24,464	—	—	24,464	12,610	—	11,854	24,464
		24,464	—	—	24,464
Financial assets not measured at fair value
Cash and cash equivalent		—	17,715	—	17,715	17,715	—	—	17,715
Restricted cash		—	1,566	—	1,566	1,566	—	—	1,566
Loans receivable – current	4	—	70,500	—	70,500	—	70,500	—	70,500
Loans receivable – non-current	4	—	185	—	185	—	—	185	185
Other receivables		—	12,753	—	12,753	—	12,753	—	12,753
		—	102,719	—	102,719
Financial liabilities measured at fair value
Derivative financial liabilities	9	71	—	—	71	—	71	—	71
		71	—	—	71
Financial liabilities not measured at fair value
Accounts payable, accruals and other		—	—	23,218	23,218	—	23,218	—	23,218
Credit facility	7	—	—	47,007	47,007	—	47,007	—	47,007
Debentures	8	—	—	36,555	36,555	—	35,001	—	35,001
		—	—	106,780	106,780

		Carrying amount				Fair value
As at December 31, 2022	Note	FVTPL	Financial asset at amortized cost	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Investment portfolio		12,520	—	—	12,520	605	—	11,915	12,520
		12,520	—	—	12,520
Financial assets not measured at fair value
Cash and cash equivalent		—	29,268	—	29,268	29,268	—	—	29,268
Restricted cash		—	1,578	—	1,578	1,578	—	—	1,578
Loans receivable – current	4	—	69,693	—	69,693	—	69,693	—	69,693
Loans receivable – non-current	4	—	221	—	221	—	—	221	221
Other receivables		—	9,719	—	9,719	—	9,719	—	9,719
		—	110,479	—	110,479
Financial liabilities measured at fair value
Derivative financial liabilities	9	419	—	—	419	—	419	—	419
		419	—	—	419
Financial liabilities not measured at fair value
Accounts payable, accruals and other		—	—	20,773	20,773	—	20,773	—	20,773
Credit facility	7	—	—	46,180	46,180	—	46,180	—	46,180
Debentures	8	—	—	38,266	38,266	—	36,067	—	36,067
		—	—	105,219	105,219

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2023 and 2022

15.
Fair value of financial instruments (Continued from previous page)

(c) Measurement of fair values:

(i) Valuation techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 3 fair values for financial instruments in the interim condensed consolidated statements of financial position, as well as the significant unobservable inputs used.

Type	Valuation technique	Significant unobservable inputs	Inter-relationship between significant unobservable inputs and fair value
Investment portfolio: Equities Unlisted

• Price of recent investments in the investee company

• Implied multiples from recent transactions of the underlying investee companies

• Offers received by investee companies

• Revenue multiples derived from comparable public companies and transactions

• Option pricing model

• Third-party transactions • Revenue multiples • Balance sheets and last twelve-month revenues for certain of the investee companies • Equity volatility • Time to exit events

• Increases in revenue multiples increases fair value

• Increases in equity volatility can increase or decrease fair value depending on class of shares held in the investee company

• Increases in estimated time to exit event can increase or decrease fair value depending on class of shares held in the investee company

Partnership interest and others	• Adjusted net book value	• Net asset value per unit • Change in market pricing of comparable companies of the underlying investments made by the partnership	• Increases in net asset value per unit or change in market pricing of comparable companies of the underlying investment made by the partnership can increase fair value

Loans receivable non-current	• Discounted cash flows: Considering expected prepayments and using management’s best estimate of average market interest rates with similar remaining terms.	• Expected timing and amount of cash flows • Discount rate	• Changes to the expected amount and timing of cash flow changes fair value • Increases to the discount rate can decrease fair value

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2023 and 2022

15.
Fair value of financial instruments (Continued from previous page)

(c) Measurement of fair values (Continued from previous page):

(i) Valuation techniques and significant unobservable inputs (Continued from previous page)

The following table presents the changes in fair value measurements of the Company’s investment portfolio recognized at fair value at September 30, 2023 and December 31, 2022 and classified as Level 3:

	As at
	September 30, 2023	December 31, 2022
Balance, beginning of the period	11,915	16,303
Additions	—	1,837
Disposal	(139)	—
Transfer to Level 1 investments	—	(500)
Unrealized exchange (loss) gain	(9)	547
Realized loss on investment portfolio	(521)	—
Unrealized gain (loss) on investment portfolio	608	(6,272)
Balance, end of the period	11,854	11,915

Unrealized exchange gain (loss) for Level 3 investments for the three and nine months ended September 30, 2023 was a loss of $193 and $9, respectively (September 30, 2022 – gain of $560 and $672, respectively).

Unrealized gain (loss) on investment portfolio for Level 3 investments for the three and nine months ended September 30, 2023 was a gain of $571 and $608, respectively (September 30, 2022 – loss of $912 and $5,248, respectively).

The fair value of the Company's current loans receivable, other receivables, and accounts payable, accruals and other approximates its carrying values due to the short-term nature of these instruments. The fair value of the Company's credit facility approximates its carrying amount due to its variable interest rate, which approximates a market interest rate. The fair value of the Company's debentures was determined based on a discounted cash flow analysis using observable market interest rates for instruments with similar terms.

(ii) Sensitivity analysis

For the fair value of equity securities, reasonably possible changes at the reporting date to one of the significant unobservable inputs, holding other inputs constant, would have the following effects.

		Profit or loss
		Increase	Decrease
Investment portfolio:
September 30, 2023	Adjusted market multiple (5% movement)	593	(593)

December 31, 2022	Adjusted market multiple (5% movement)	626	(626)

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2023 and 2022

(iii) Investment portfolio breakdown

The following table presents the breakdown of the Company’s investment portfolio recognized at fair value at September 30, 2023 and December 31, 2022:

	As at
	September 30, 2023	December 31, 2022
WonderFi	11,740	—
Alida Inc.	2,737	2,001
Hootsuite Inc.	2,498	2,467
Blue Ant Media Inc.	2,244	2,237
Tetra Trust Company	1,482	1,300
Gemini	747	569
Others	3,016	3,946
Balance, end of the period	24,464	12,520

16.
Nature and extent of risk arising from financial instruments

Risk management policy

In the normal course of business, the Company is exposed to financial risk that arises from a number of sources. Management’s involvement in operations helps identify risks and variations from expectations. As a part of the overall operation of the Company, Management takes steps to avoid undue concentrations of risk. The Company manages these risks as follows:

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counter‑party to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s loans receivable. The maximum amount of credit risk exposure is limited to the gross carrying amount of the loans receivable disclosed in these financial statements.

The Company acts as a lender of unsecured consumer loans and lines of credit and has little concentration of credit risk with any particular individual, company or other entity, relating to these services. However, the credit risk relates to the possibility of default of payment on the Company’s loans receivable. The Company performs on‑going credit evaluations, monitors aging of the loan portfolio, monitors payment history of individual loans, and maintains an allowance for loan loss to mitigate this risk.

The credit risk decisions on the Company’s loans receivable are made in accordance with the Company’s credit policies and lending practices, which are overseen by the Company’s senior management. Credit quality of the customer is assessed based on a credit rating scorecard and individual credit limits are defined in accordance with this assessment. The consumer loans receivable is unsecured. The Company develops underwriting models based on the historical performance of groups of customer loans which guide its lending decisions. To the extent that such historical data used to develop its underwriting models is not representative or predictive of current loan book performance, the Company could suffer increased loan losses.

The Company cannot guarantee that delinquency and loss levels will correspond with the historical levels experienced and there is a risk that delinquency and loss rates could increase significantly.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2023 and 2022

16.
Nature and extent of risk arising from financial instruments (Continued from previous page)

Interest rate risk

Changes in market interest rates may have an effect on the cash flows associated with some financial assets and liabilities, known as cash flow risk, and on the fair value of other financial assets or liabilities, known as price risk. The Company is exposed to interest rate risk primarily relating to its credit facility that bear interest fluctuating with the Secured Overnight Financing Rate (“SOFR”). The credit facility does not have a SOFR floor. As at September 30, 2023, SOFR is 5.32% (December 31, 2022 – LIBOR 4.32%). The debentures have fixed rates of interest and are not subject to variability in cash flows due to interest rate risk.

A fundamental reform of major interest rate benchmarks (the "Reform") is being undertaken globally. The USD LIBOR ceased to be published in June 2023 for all USD LIBOR tenors. Management has performed an assessment on the impact of the Reform and has determined that the Company only has exposure to the Reform through its credit facility and the nature of the risks are operational and financial. Operational risk includes ensuring proper contractual terms are in place and engagement with the credit facility lender on the progress and impact of their own transition. Financial risk includes the impact on the economics of the financial instruments.

The Company’s accounts payable and accruals are substantially due within 12 months. The maturity schedule of the Company’s credit facility and debentures are described below. Management’s intention is to continue to refinance any outstanding amounts owing under the credit facility and debentures, in each case as they become due and payable. The debentures are subordinated to the credit facility which has the effect of extending the maturity date of the debentures to the later of contractual maturity or the maturity date of credit facility. See Note 7 and 8 for further details.

	2023	2024	2025	2026	2027	Thereafter
Commitments - operational
Lease payments	297	1,206	1,240	1,255	872	637
Accounts payable	5,000	—	—	—	—	—
Accruals and other	18,430	—	—	—	—	—
Interest – Credit facility (Note 7)	1,567	6,266	3,133	—	—	—
Interest – Debentures (Note 8)	746	2,888	2,026	—	—	—
	26,040	10,360	6,399	1,255	872	637
Commitments – principal repayments
Credit facility (Note 7)	—	—	47,007	—	—	—
Debentures (Note 8) (1)	530	2,188	34,742	—	—	—
	530	2,188	81,749	—	—	—
Total contractual obligations	26,570	12,548	88,148	1,255	872	637

(1) The debenture principal repayments are payable in either cash or Common Shares, at Mogo’s option. The number of Common Shares required to settle the principal repayments is variable based on the Company's share price at the repayment date.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2023 and 2022

17.
Equity

(a)
Share capital

The Company’s authorized share capital is comprised of an unlimited number of Common Shares with no par value and an unlimited number of preferred shares issuable in one or more series. The Board is authorized to determine the rights and privileges and number of shares of each series of preferred shares.

As of August 14, 2023, Mogo completed a share consolidation of the Company's issued and outstanding common shares (the "Share Consolidation") at a consolidation ratio of 3-for-1. All references to common shares, warrants, derivative warrant liabilities, stock options, and RSUs have been retrospectively adjusted to reflect the Share Consolidation.

As at September 30, 2023, there were 24,735,806 (December 31, 2022 – 24,992,513) Common Shares and no preferred shares issued and outstanding.

For the three months ended September 30, 2023, the Company repurchased 134,502 Common Shares for cancellation under the share repurchase program at an average price of CAD $2.45 per share, for a total repurchase cost of $329. For the nine months ended September 30, 2023, the Company repurchased 254,456 Common Shares for cancellation under the share repurchase programs at an average price of CAD $2.67 per share, for a total repurchase cost of $680.

(b)
Treasury share reserve

The treasury share reserve comprises the cost of the shares held by the Company. As at September 30, 2023, the Company held 190,706 Common Shares in reserve (December 31, 2022 – 101,272).

(c)
Options

The Company has a stock option plan (the “Plan”) that provides for the granting of options to directors, officers, employees and consultants. The exercise price of an option is set at the time that such option is granted under the Plan. The maximum number of Common Shares reserved for issuance under the Plan is the greater of i) 15% of the number of Common Shares issued and outstanding, and ii) 1,266,667. As a result of a business combination with Mogo Finance Technology Inc. completed on June 21, 2019, there were additional options issued, which were granted pursuant to the Company’s prior stock option plan (the “Prior Plan”). As at September 30, 2023, there are 32,333 of these options outstanding that do not contribute towards the maximum number of Common Shares reserved for issuance under the Plan as described above.

Each option entitles the holder to receive one Common Share upon exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither right to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of expiry. Options issued under the Plan have a maximum contractual term of eight years and options issued under the Prior Plan have a maximum contractual term of ten years.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2023 and 2022

17.
Equity (Continued from previous page)

(c)
Options (Continued from previous page)

A summary of the status of the stock options and changes in the period is as follows:

	Options outstanding (000s)	Weighted average grant date fair value $	Weighted average exercise price $	Options exercisable (000s)	Weighted average exercise price $
Balance, December 31, 2021	2,975	—	13.92	1,012	11.79
Options issued	1,152	3.18	4.22	—	—
Exercised	(16)	3.65	4.76	—	—
Forfeited	(904)	10.69	10.53	—	—
Balance, December 31, 2022	3,207	—	9.09	1,236	11.22
Options issued	1,058	1.82	2.40	—	—
Exercised	—	—	—	—	—
Forfeited	(619)	7.93	8.67	—	—
Balance, September 30, 2023	3,646	—	6.31	1,359	8.64

The above noted options have expiry dates ranging from December 2023 to September 2031.

With the exception of performance-based stock options, the fair value of each option granted was estimated using the Black-Scholes option pricing model with the following assumptions:

Nine months ended
	September 30, 2023	September 30, 2022
Risk-free interest rate	3.02 - 4.30%	1.73 - 3.40%
Expected life	5 years	5 years
Expected volatility in market price of shares	90 - 91%	87 - 91%
Expected dividend yield	0%	0%
Expected forfeiture rate	0% - 15%	0% - 15%

These options generally vest monthly over a four year period after an initial one year cliff.

Total stock-based compensation costs related to options and RSUs for the three and nine months ended September 30, 2023 was $797 and $1,891 respectively (September 30, 2022 – $1,677 and $7,771).

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2023 and 2022

17.
Equity (Continued from previous page)
(d)
RSUs

RSUs are granted to executives and other key employees. The fair value of an RSU at the grant date is equal to the market value of one Common Share. Executives and other key employees are granted a specific number of RSUs for a given performance period based on their position and level of contribution. RSUs vest fully after three years of continuous employment from the date of grant and, in certain cases, if performance objectives are met as determined by the Board. The maximum number of Common Shares which may be made subject to issuance under RSUs awarded under the RSU Plan is 166,667.

As at September 30, 2023, the balance of RSUs outstanding is 667 (December 31, 2022 – 667).

(e)
Warrants

	Warrants outstanding (000s)	Weighted average exercise price $	Warrants exercisable (000s)	Weighted average exercise price $
Balance, December 31, 2021	663	13.80	586	15.12
Warrants issued	—	—	—	—
Balance, December 31, 2022	663	13.80	625	14.40
Warrants issued	89	2.79	—	—
Warrants exercised	—	—	—	—
Warrants expired	(394)	6.09	(394)	6.09
Balance, September 30, 2023	358	20.53	269	26.40

The 357,739 warrants outstanding noted above have expiry dates ranging from February 2024 to February 2026, and do not include the stock warrants accounted for as a derivative financial liability discussed in Note 9.

On October 7, 2020, Mogo issued 1,493,131 Debenture Warrants to its debenture holders in connection with the debenture amendments approved on September 30, 2020, at an exercise price of $6.09 per Common Share. On January 3, 2023, 394,655 Debenture Warrants expired unexercised. There were no Debenture Warrants outstanding as at September 30, 2023 (December 31, 2022 – 394,655).

On August 11, 2023, Mogo entered into an extended agreement with Postmedia Network Inc. (“Postmedia”) which is effective January 1, 2023. Under the extended agreement Mogo will receive discounted access to Postmedia’s network. As part of the extended agreement, the companies agreed to: (1) amend the exercise price of the 77,778 outstanding warrants of the Company held by Postmedia to $2.79 per share, each such warrant entitling Postmedia to acquire one Mogo share, and (2) extend the term of these warrants from January 25, 2023 to September 20, 2025. The amendments to the outstanding warrants will be effective as of the date that is ten (10) business days following the date hereof. In addition, Mogo will issue an additional 89,000 warrants, each such new warrant entitling Postmedia to acquire one Mogo share at the same price as the amended warrants for a period of 2 years and 6 months from the date of issuance.

Mogo Inc.

Notes to the Interim Condensed Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of Canadian dollars, except per share amounts)

For the three and nine months ended September 30, 2023 and 2022

17.
Equity (Continued from previous page)

(e)
Warrants (Continued from previous page)

During the year ended December 31, 2021, the Company also issued 190,961 warrants to purchase Common Shares with exercise prices ranging from USD $16.89 to USD $37.89 per warrant in connection with broker services rendered on offerings during the period. As at September 30, 2023, these warrants remain outstanding and exercisable.

Warrants issued to investors are denominated in a currency other than the functional currency of the Company therefore do not meet the definition of an equity instrument and are classified as derivative financial liabilities. Refer to Note 9 for more details.

18.
Related party transactions

Related party transactions during the three and nine months ended September 30, 2023, include transactions with debenture holders that incur interest. The related party debentures balance as at September 30, 2023, totaled $294 (December 31, 2022 – $306). The debentures bear annual coupon interest of 8.0% (December 31, 2022 – 8.0%) with interest expense for the three and nine months ended September 30, 2023, totaling $6 and $18, respectively (September 30, 2022 – $6 and $19, respectively). The related parties involved in such transactions include shareholders, officers, directors, and management, close members of their families, or entities which are directly or indirectly controlled by close members of their families. The debentures are ongoing contractual obligations that are used to fund our corporate and operational activities.